To whom it May Concern:

According to the SEC COVID 19 updates 061820
https://www.sec.gov/tm/paper-submission-requirements-covid-19-updates-061820

1) The Firm signed the enclosed document electronically with a system in place that indicates the date and time when the signature was executed.

2) The Firm was not able to obtain the required notarization due to difficulties arising from COVID-19 and, therefore, is making the enclosed filing without a notarization.

3) The Firm is notifying its designated examining authority in writing by filing this notice with the enclosed document via the FINRA filing system and if applicable the SEC Edgar filing system.

Everett Wallace CEO
_____
Name, Title

citrix | RightSignature

SIGNATURE CERTIFICATE



REFERENCE NUMBER
98028BCB-A2B2-4389-B881-5DB7B64AFF94

TRANSACTION DETAILS	DOCUMENT DETAILS
Reference Number 98028BCB-A2B2-4389-B881-5DB7B64AFF94	**Document Name** EK Wallace-Covid19 Notarize Notification for Signature
Transaction Type Signature Request	**Filename** covig19_notarize_notification.docx
Sent At 02/19/2021 09:31 EST	**Pages** 1 page
Executed At 02/23/2021 18:11 EST	**Content Type** application/vnd.openxmlformats-officedocument.wordprocessingml.document
Identity Method email	**File Size** 14 KB
Distribution Method email	**Original Checksum** d22e4db3e63f55fa40862f7c810e424411651565f5acebae6e6dccdc4378dc45
Signed Checksum 11e7f787e24105751b452652bcc44ebdb2e4536d511e352ba5f7694ac82fc18c	
Signer Sequencing Disabled	
Document Passcode Disabled	

SIGNERS

SIGNER	E-SIGNATURE	EVENTS
Name Rett Wallace	**Status** signed	**Viewed At** 02/23/2021 18:11 EST
Email rett@ekwsllc.com	**Multi-factor Digital Fingerprint Checksum** fc7c0f4f158feb00f404addd7ddaba9bba2e0e01207f66fdcdf454c7d80c8e71	**Identity Authenticated At** 02/23/2021 18:11 EST
Components 2	**IP Address** 135.84.167.43	**Signed At** 02/23/2021 18:11 EST
	Device Chrome via Mac	
	Typed Signature *Everett Wallace*	
	Signature Reference ID AEBC0ABA	

AUDITS

TIMESTAMP	AUDIT
02/19/2021 09:31 EST	financials - (cmcfinancials@foreside.com) created document 'covig19_notarize_notification.docx' on Chrome via Windows from 38.104.253.154.
02/19/2021 09:31 EST	Rett Wallace (rett@ekwsllc.com) was emailed a link to sign.
02/23/2021 11:24 EST	Rett Wallace (rett@ekwsllc.com) was emailed a reminder.
02/23/2021 18:01 EST	Rett Wallace (rett@ekwsllc.com) was emailed a reminder.
02/23/2021 18:11 EST	Rett Wallace (rett@ekwsllc.com) viewed the document on Chrome via Mac from 135.84.167.43.
02/23/2021 18:11 EST	Rett Wallace (rett@ekwsllc.com) authenticated via email on Chrome via Mac from 135.84.167.43.
02/23/2021 18:11 EST	Rett Wallace (rett@ekwsllc.com) signed the document on Chrome via Mac from 135.84.167.43.

Please note this document is signed
electronically and not notarized
due to relief provided by SEC
COVID 19 updates 061820

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E.K. WALLACE SECURITIES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 West 13th Street, Apt. 1AN

(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EVERETT K. WALLACE   212-965-1400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __EVERETT K. WALLACE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __E.K. WALLACE SECURITIES LLC__ , as of __DECEMBER 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Everett Wallace

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



citrix | RightSignature

SIGNATURE CERTIFICATE

REFERENCE NUMBER
BC2EDB2D-92E8-49CC-938B-C89BDC020CDC

TRANSACTION DETAILS

Reference Number
BC2EDB2D-92E8-49CC-938B-C89BDC020CDC

Transaction Type
Signature Request

Sent At
02/19/2021 09:31 EST

Executed At
02/23/2021 17:01 EST

Identity Method
email

Distribution Method
email

Signed Checksum
664a937bdf65d951de11d9da444a7289d8972c99935476f6b86696fb85f5a8a1

Signer Sequencing
Disabled

Document Passcode
Disabled

DOCUMENT DETAILS

Document Name
EK Wallace-17a-5 3 - Copy for Signature

Filename
ekwallace_formx-17a-5_3_-_copy.pdf

Pages
2 pages

Content Type
application/pdf

File Size
221 KB

Original Checksum
28e7533e81faa873015ab9e0e329b68026d05dc3c2b2fa352d4e3ead90c6acea

SIGNERS

SIGNER

Name
Rett Wallace

Email
rett@ekwsllc.com

Components
1

E-SIGNATURE

Status
signed

Multi-factor Digital Fingerprint Checksum
2b718bcf246931af4ccc697c8ce5bb858ca782a801352f69ce5c7dc6dfb05e44

IP Address
135.84.167.43

Device
Chrome via Mac

Typed Signature
Everett Wallace

Signature Reference ID
19F49B57

EVENTS

Viewed At
02/23/2021 16:59 EST

Identity Authenticated At
02/23/2021 17:01 EST

Signed At
02/23/2021 17:01 EST

AUDITS

TIMESTAMP	AUDIT
02/19/2021 09:31 EST	financials - (cmcfinancials@foreside.com) created document 'ekwallace_formx-17a-5_3_-_copy.pdf' on Chrome via Windows from 38.104.253.154.
02/19/2021 09:31 EST	Rett Wallace (rett@ekwsllc.com) was emailed a link to sign.
02/23/2021 11:24 EST	Rett Wallace (rett@ekwsllc.com) was emailed a reminder.
02/23/2021 16:59 EST	Rett Wallace (rett@ekwsllc.com) viewed the document on Chrome via Mac from 135.84.167.43.
02/23/2021 17:01 EST	Rett Wallace (rett@ekwsllc.com) authenticated via email on Chrome via Mac from 135.84.167.43.
02/23/2021 17:01 EST	Rett Wallace (rett@ekwsllc.com) signed the document on Chrome via Mac from 135.84.167.43.

E.K. WALLACE SECURITIES LLC

Financial Statements
For the Year Ended December 31, 2020
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.K. Wallace Securities LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

February 23, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

E.K. Wallace Securities LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	11,640
Prepaid expenses and deposits		3,933
Total assets		15,573

Liabilities and Member's Equity

Liabilities		
Accounts payable		2,070
Total liabilities		2,070
Member's Equity		13,503
Total liabilities and member's equity	$	15,573

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenue		
Investment banking	$	-
Expenses		
Professional services		19,343
Occupancy		2,712
Other		3,265
Total expenses		25,320
Net Loss	$	(25,320)

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Total
Balance, December 31, 2019	$ 13,823
Member's contributions	25,000
Net loss	(25,320)
Balance, December 31, 2020	$ 13,503

See accompanying notes.

E.K. Wallace Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(25,320)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		473
Change in accounts payable		1,006
Net cash used by operating activities		(23,841)
Cash flows from financing activities:		
Member's contributions		25,000
Net cash provided by financing activities		25,000
Net increase in cash:		1,159
Cash:		
Beginning of year		10,481
End of year	$	11,640

See accompanying notes.

E. K. WALLACE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: E.K. Wallace Securities LLC (the "Company") is a registered broker dealer organized under the laws of the state of New York in December 2007 that began business as a broker dealer in March 2011. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is investment banking services. As a limited liability company, the member's liability is limited to their contributed capital.

Cash: The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as a sole proprietorship. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

E. K. WALLACE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had net capital of $9,570, which was $4,570 in excess of its minimum required net capital of $5,000, and the percentage of aggregate indebtedness to net capital was 21.63%.

NOTE 3 - RELATED PARTY TRANSACTION

The Company leases office facilities from a sister company, E.K. Wallace LLC, under a sublease agreement that ended December 31, 2020. Rent expense under the agreement for 2020 was approximately $2,712.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

NOTE 4 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

E.K. Wallace LLC, a sister company, is involved in a landlord/tenant dispute that names the Company as a co-defendant. The disposition of this matter is not expected to have a material adverse effect on the financial position of the Company given that the Company is not a party to the lease and is not an alter ego of E.K. Wallace LLC, the tenant.

NOTE 5 – NET LOSS

The Company has incurred a loss during the year ended December 31, 2020 and was dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE 6 – ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

E.K. Wallace Securities LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Net capital:

Total member's equity	$	13,503
Less non-allowable assets:		
Prepaid expenses and deposits		3,933
Net capital before haircuts		9,570
Less haircuts		-
Net capital		9,570
Less minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	4,570
Aggregate indebtedness	$	2,070
Percentage of aggregate indebtedness to net capital		21.63%

Reconcilation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

E.K. Wallace Securities LLC

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the of the 2013 Release. The Company does not hold customer funds or securities.

E.K. Wallace Securities LLC
25 West 13th Street, Apt. 1AN
New York, NY 10011
212.965.1400

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 18, 2021

RUBIO CPA, PC
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

We, as members of management of E.K. Wallace Securities LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities, mergers and acquisitions advisory services and selling tax shelters or limited partnerships in primary distributions activity throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: _Everett Wallace_ _____

Name: Everett Wallace

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
E.K. Wallace Securities LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.K. Wallace Securities LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) E.K. Wallace Securities LLC stated that E.K. Wallace Securities LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. E.K. Wallace Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.K. Wallace Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 23, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC